----------------------------
                                                            OMB APPROVAL
                                                   ----------------------------
                                                   ----------------------------
                            UNITED STATES                OMB Number: 3235-0145
                SECURITIES AND EXCHANGE COMMISSION   Expires: February 28, 2009
                        WASHINGTON, D.C. 20549        Estimated average burden
                                                     Hours per response...14.5
                                                   ----------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                           DYNCORP INTERNATIONAL INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A common stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26817C 101
-------------------------------------------------------------------------------
                                 (CUSIP Number)

Robert B. McKeon                                with a copy to:
-------------------------------------------------------------------------------
Veritas Capital Management II, L.L.C            Michael R. Littenberg, Esq.
590 Madison Avenue                              Benjamin M. Polk, Esq.
41st Floor                                      Schulte Roth & Zabel LLP
New York, NY 10022                              919 Third Avenue
Telephone: (212) 688-0020                       New York, NY 10022
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 5, 2009
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.  [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER. SEC 1746 (3-06)

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Robert B. McKeon
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                     (b)  [X]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                       [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
NUMBER OF
                                255,300
SHARES                   ------------------------------------------------------
                         8      SHARED VOTING POWER
BENEFICIALLY
                                21,180,934 (see Item 5)
OWNED BY                 ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
EACH
                                255,300
REPORTING                ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
PERSON WITH
                                21,180,934 (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            21,436,234 (see Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.1% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            DIV Holding LLC
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                     (b)  [X]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                       [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
NUMBER OF
                                0
SHARES                   ------------------------------------------------------
                         8      SHARED VOTING POWER
BENEFICIALLY
                                21,180,934 (see Item 5)
OWNED BY                 ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
EACH
                                0
REPORTING                ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
PERSON WITH
                                21,180,934 (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            21,180,934 (see Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                              [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            37.7% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
-------------------------------------------------------------------------------

The Schedule 13D filed by Robert B. McKeon and DIV Holding LLC ("DIV Holding", and together with Robert B. McKeon, the "Reporting Persons") on May 15, 2006 relating to shares ("Shares") of the Class A common stock, par value $0.01 ("Common Stock"), of DynCorp International Inc. (the "Company"), as amended by Amendment No. 1 to the Schedule 13D dated February 23, 2009, is hereby amended as set forth below by this Amendment No. 2 to the Schedule 13D ("Amendment No. 2").

Except as specifically provided herein, Amendment No. 2 does not modify any of the information previously reported on this Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 of the Schedule 13D is hereby amended and restated to include the following:

                  On August 5, 2009, DIV Holding entered into the Underwriting Agreement described in Item 6 below.

                  On August 4, 2009, the Reporting Persons entered into the Lock-Up Agreements described in Item 6 below.

                  Other than as set forth herein, the Reporting Persons have no present plans or intentions which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

                  Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                  (a) The aggregate percentage of shares reported owned beneficially by each Reporting Person is based upon 56,251,900 Shares outstanding, which reflects the Shares issued and outstanding as reported in the Company's Registration Statement on Form S-3 (Reg. No. 333-144571) filed with the Securities and Exchange Commission on August 4, 2009.

                           (i) DIV Holding owns directly 21,180,934 Shares,
constituting approximately 37.7% of Shares outstanding. DIV Holding disclaims beneficial ownership of Shares other than those owned directly by it.

                           (ii) Robert B. McKeon owns directly 255,300 Shares.
By reason of the provisions of Rule 13d-3 of the Exchange Act, Robert B. McKeon may be deemed to beneficially own 21,436,234 Shares, constituting approximately 38.1% of Shares issued and outstanding, of which 21,180,934 Shares are owned directly by DIV Holding.

                  (b) DIV Holding has the power to dispose of and the power to vote Shares directly owned by it, which power may be exercised by its manager, The Veritas Capital Fund II, L.P., a Delaware limited partnership ("Veritas L.P."). Veritas Capital Management L.L.C. is the general partner of Veritas L.P. Robert B. McKeon is the managing member of Veritas Capital Management L.L.C. Thus, for the purposes of Rule 13d-3 of the Exchange Act, Robert B. McKeon may be deemed to beneficially own 21,436,234 shares of Class A Common Stock, or

38.1% of the Shares issued and outstanding, of which 21,180,934 Shares are owned by DIV Holding and 255,300 Shares are owned directly by him. Robert B. McKeon disclaims beneficial ownership of Shares, except to the extent of his direct ownership and his indirect pecuniary interest in DIV Holding.

                  (c) Information concerning transactions in the Shares effected by the Reporting Persons in the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Other than the sale of 10,000,000 Shares on August 5, 2009, which is described in Item 6 below, all of such transactions were effected in the open market.

                  (d) No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Shares owned by them.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

                  Item 6 of the Schedule 13D is hereby amended to include the following:

                  On August 5, 2009, DIV Holding entered into an underwriting agreement (the "Underwriting Agreement") with the Company and Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC (collectively, the "Underwriters"), covering the sale by DIV Holding of 10,000,000 Shares at a price of $17.71375 per Share (reflecting an $18.50 per Share public offering price net of an underwriting discount). Pursuant to the Underwriting Agreement, DIV Holding has granted the Underwriters a 30-day option to purchase up to an additional 1,500,000 Shares. The offer and sale of Shares pursuant to the Underwriting Agreement have been registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-3 of the Company. Closing of the sale of the 10,000,000 Shares is expected to occur on August 11, 2009. The Underwriting Agreement contains customary closing conditions.

                  The summary of the Underwriting Agreement in this Schedule 13D does not purport to be complete and is qualified by reference to such agreement, which is filed as Exhibit 1 hereto.

                  Each of DIV Holding and Robert B. McKeon has entered into a Lock-Up Agreement, dated as of August 4, 2009, with the Underwriters (the "Lock-up Agreements"). Pursuant to the Lock-up Agreements, each of DIV Holding and Robert B. McKeon has agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Shares, or any options or warrants to purchase any Shares, or any securities convertible into, exchangeable for or that represent the right to receive any Shares, whether now owned or hereinafter acquired, owned directly by DIV Holding or Robert B. McKeon (including holding as a custodian), as applicable, or with respect to which DIV Holding or Robert B. McKeon, as applicable, has beneficial ownership within the rules and regulations of the Securities and Exchange Commission, for a period of 90 days commencing August 5, 2009; provided, however, that if, during the last 17 days of such 90 day period, the Company releases earnings results or announces material news or a material event or, prior to the expiration of such 90 day period, the Company announces that it will release earnings results during the 15-day period following the last day of such 90 day period, then in each case the initial 90 day period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless such extension is waived in writing by the Underwriters.

                  The summary of the Lock-Up Agreements in this Schedule 13D does not purport to be complete and is qualified by reference to such agreements, which are filed as Exhibits 2 and 3 hereto.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 1 Underwriting Agreement, dated August 5, 2009, among DynCorp International Inc., DIV Holding LLC, Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC (previously filed as an exhibit to Amendment No. 1 to DynCorp International Inc.'s Registration Statement on Form S-3 (Reg. No. 333-144571) filed with the SEC on August 4, 2009), and incorporated herein by reference.

Exhibit 2         Lock-Up Agreement, dated August 4, 2009, among Robert B.
                  McKeon and the Underwriters.

Exhibit 3 Lock-Up Agreement, dated August 4, 2009, among DIV Holding LLC and the Underwriters.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        Dated: August 10, 2009


                                        /s/ Robert B. McKeon
                                        ----------------------
                                        ROBERT B. MCKEON



                                        DIV HOLDING LLC
                                        By:  The Veritas Capital Fund II, L.P.,
                                        its manager


                                        /s/ Robert B. McKeon
                                        ----------------------
                                        ROBERT B. MCKEON

                                   SCHEDULE A

 TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS IN THE LAST SIXTY (60) DAYS

         Trade Date           Shares Purchased (Sold)      Price Per Share ($)
         -----------         ------------------------      -------------------
         06/03/2009                  (20,000)                    $14.52
         06/04/2009                  (20,000)                    $16.53
         06/05/2009                  (20,000)                    $16.56
         06/09/2009                  (20,000)                    $17.15
         06/10/2009                  (20,000)                    $16.90
         06/11/2009                  (20,000)                    $17.04
         06/15/2009                  (20,000)                    $16.49
         06/16/2009                  (20,000)                    $16.84
         06/17/2009                  (20,000)                    $16.85
         06/24/2009                  (20,000)                    $16.62
         06/25/2009                  (20,000)                    $16.21
         06/26/2009                  (20,000)                    $15.91
         06/29/2009                  (20,000)                    $16.15
         06/30/2009                  (20,000)                    $16.56
         07/01/2009                  (20,000)                    $17.09
         07/07/2009                  (20,000)                    $16.05
         07/08/2009                  (20,000)                    $17.87
         07/09/2009                  (20,000)                    $18.22
         07/13/2009                  (20,000)                    $19.36
         07/14/2009                  (20,000)                    $19.86
         07/15/2009                  (20,500)                    $19.89
         07/20/2009                  (30,000)                    $20.28
         07/21/2009                  (30,000)                    $20.48
         07/22/2009                  (30,000)                    $20.51
         07/27/2009                  (30,000)                    $20.08
         07/28/2009                  (30,000)                    $20.19
         07/29/2009                  (30,000)                    $20.17
         08/05/2009                (10,000,000)                  $17.71375